UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Pianissimo Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s ordinary common stock, par value $0.001 per share, at a purchase price of $40.00 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on August 21, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by amending and restating the first full paragraph on page 34 of the Schedule 14D-9 under the heading “Additional Information—Antitrust Review—United States Antitrust Compliance” in its entirety as follows:

“On August 27, 2013, Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division relating to the proposed acquisition of the Company. On September 4, 2013, the Company was informed by the FTC that early termination of the waiting period under the HSR Act was granted effective as of September 4, 2013. As a result, the applicable conditions to the Offer and the Merger with respect to the HSR Act have been satisfied.”

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(G)	Joint Press Release issued by the Company and Paulson & Co. Inc., dated September 5, 2013 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Schedule TO of Acquisition Sub filed with the SEC on September 5, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name: Title:	Michael T. Sweeney President and Chief Executive Officer

Dated: September 5, 2013